Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

April 23, 2020

Ms. Sherry Haywood Division of Corporation Finance Office of Manufacturing U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Mountain Crest Acquisition Corp. Draft Registration Statement on Form S-1 Filed March 26, 2020 CIK No. 1803914

Dear Ms. Haywood:

On behalf of our client, Mountain Crest Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated April 7, 2020 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Sherry Haywood April 23, 2020 Page 2

Amendment 1 to Draft Registration Statement on Form S-1 submitted March 26, 2020

Dilution, page 58

1.	We note your updated disclosure in the second paragraph on page 58. However, it does not appear that the tables on pages 58 and 59 reflect the updated net tangible book value before the offering and related per share amounts. Please revise.

Response: The tables on pages 58 and 59 of the Amended S-1 have been revised in accordance with the Staff’s comment.

Management, page 86

2.	In the biographical paragraph of Mr. Nelson Haight, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Response: The biographical information of Mr. Nelson Haight on pages 3, 67 and 87 of the Amended S-1 has been revised in accordance with the Staff’s comment and Item 401(e)(1) of Regulation S-K.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner